December 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Enveric Biosciences, Inc.
Registration Statement on Form S-3, as amended
(File No. 333-290580)

Acceleration Request
Requested Date: December 8, 2025
Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enveric Biosciences, Inc. (the “Company”) requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Adin J. Tarr of Greenberg Traurig, LLP at (602) 445-8058 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Enveric Biosciences, Inc.

By:	/s/ Joseph Tucker
Name:	Joseph Tucker, Ph.D.
Title:	Chief Executive Officer